     FORM 51-102F4 Business Acquisition Report

Item 1	Identity of Company

1.1	Name and Address of Company

Chelsea Oil and Gas Ltd. (“Chelsea” or “the Company”)
127, 10th Ave NW
Calgary, AB
T2M 0B4

1.2	Executive Officer

The name of the executive officer of Chelsea who is knowledgeable about the significant acquisition and this business acquisition report (the “Report”) is Jesse Meidl, Chief Executive Officer of Chelsea, telephone (403) 457 1959.

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On October 1, 2013, International TME Resources Inc. (“ITME”) was acquired (the “Acquisition”) by and amalgamated with Australian-Canadian Oil Royalties Ltd. and was renamed Chelsea Oil and Gas Ltd. ITME was an oil and natural gas exploration company with assets in Australia.

2.2	Date of Acquisition

The closing of the Acquisition occurred on October 1, 2013.

2.3	Consideration

Shareholders of the ITME received 0.5431 shares of Chelsea for each ITME share held for a total of 13,976,542 Chelsea shares being issued to acquire the Company.

2.4	Effect on Financial Position

The effect of the Acquisition on Chelsea’s financial position is outlined in the pro- forma statements attached hereto in the Appendices to this Report.

Other than as disclosed in this Report, Chelsea currently has no plans or proposals for material changes in its business affairs or the affairs of the business acquired pursuant to the Acquisition which may have a significant effect on the results of operations and financial position of Chelsea.

2.5	Prior Valuations

None

2.6	Parties to Transaction

Not applicable. The Acquisition was not with an “informed person” (as such term is defined in Section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)) or an associate or affiliate of Chelsea.

2.7	Date of Report

March 31, 2015

Item 3	Financial Statements

3.1	Chelsea’s audited consolidated financial statements for the years ended December 31, 2013 and 2012 are incorporated by reference and are available at www. sedar.com.

3.2	See the attached Appendices for the following financial statements:

	(a)	The unaudited condensed consolidated interim financial statements of Chelsea for the three and six month periods ended June 30, 2013.

	(b)	Audited financial statements of ITME for the year ended December 31, 2012 and with unaudited comparative figures for the year ended December 31, 2011.

	(c)	The unaudited condensed interim financial statements of ITME for the three and six month periods ended June 30, 2013.

	(d)	The unaudited pro-forma consolidated financial statements of Chelsea for the six month period ended June 30, 2013 and for the year ended December 31, 2012.

APPENDIX A

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF
CHELSEA FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013

Chelsea Oil and Gas Ltd.

Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2013 and 2012

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4.3 (3) (a), if an auditor has not performed a review of the financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor. The accompanying condensed interim financial statements of Chelsea Oil and Gas Ltd. have been prepared by and are the responsibility of the Company’s management and approved by the Board of Directors of the Company. The Company’s independent auditor has not performed a review of these condensed financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2013 and 2012
(Unaudited)

Condensed Consolidated Interim Statements of Financial Position	3
Condensed Consolidated Interim Statements of Comprehensive Loss	4
Condensed Consolidated Interim Statements of Changes in Equity	5
Condensed Consolidated Interim Statements of Cash Flows	6
Notes to the Condensed Consolidated Interim Financial Statements	7 - 12

Chelsea Oil and Gas Ltd.
Condensed Consolidated Interim Statements of Financial Position

		June 30	December 31
As at	Notes	2013	2012

Current assets
Cash	4	$36,321	$72,120
Accounts receivable		21,458	331,010
Current assets		57,779	403,130

Restricted cash	4	209,740	211,566
Plant, property and equipment	6	423,555	428,155
Exploration and evaluation assets	7	10,917,053	10,030,769
Non-current assets		11,550,348	10,670,490

Assets		$11,608,127	$11,073,620

Liabilities
Current liabilities
Shareholder loans	5	$3,160,812	$3,115,167
Trade and other payables		999,595	552,807
Current liabilities		4,160,407	3,667,974

Decommissioning liabilities	10	470,523	468,484

Shareholders' equity	8
Common stock		10,534,312	10,534,312
Warrants		254,938	-
Contributed surplus		176,752	176,752
Accumulated deficit		(4,007,701)	(3,792,798)
Accumulated other comprehensive loss		18,896	18,896
Shareholders' equity		6,977,197	6,937,162

Shareholders' equity and liabilities		$11,608,127	$11,073,620

Going concern	2
Subsequent event	11

The notes are an integral part of these condensed consolidated interim financial statements.

3

Chelsea Oil and Gas Ltd.
Condensed Consolidated Interim Statements of Comprehensive Loss

		3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	Notes	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

Revenues
Royalty income		$8,910	$21,641	$27,212	$41,224
		8,910	21,641	27,212	41,224
Expenses
General and administrative		13,167	52,275	37,190	125,683
Share-based compensation		-	-	152,963	-
Depletion	6	1,900	6,100	4,600	12,200
Finance expense	9	22,520	4,240	45,671	10,803
		37,587	62,615	240,424	148,686

Net loss before tax		28,677	40,974	213,212	107,462
Current income tax		836	4,464	1,691	7,854
Net loss and comprehensive loss		$29,513	$45,438	$214,903	$115,316

Net loss per share
(basic and diluted)	8	$0.00	$0.00	$0.00	$0.00

The notes are an integral part of these condensed consolidated interim financial statements.

4

Chelsea Oil and Gas Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

For the 6 months ended	Notes	June 30, 2013	June 30, 2012

Share capital	8
Balance, beginning of period		$10,534,312	$4,116,877
Issued to acquire ITME		-	4,791,805
Balance, end of period		10,534,312	8,908,682

Warrants	8
Balance, beginning of period		-	-
Issued		254,938	-
Balance, end of period		254,938	-

Contributed surplus	8
Balance, beginning and end of period		176,752	176,752

Accumulated other comprehensive loss	8
Balance, beginning of period		18,896	-
Foreign currency translation adjustment		-	-
Balance, end of period		18,896	-

Accumulated deficit
Balance, beginning of period		(3,792,798)	(3,409,843)
Loss for the period		(214,903)	(115,316)
Balance, end of period		(4,007,701)	(3,525,159)

Total equity		$6,977,197	$5,560,275

The notes are an integral part of these condensed consolidated interim financial statements.

5

Chelsea Oil and Gas Ltd.
Condensed Consolidated Interim Statements of Cash Flows

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

Operating activities
Net loss	$(29,513)	$(45,438)	$(214,903)	$(115,316)

Items not affecting cash
Depletion	1,900	6,100	4,600	12,200
Share-based compensation	-	-	152,963	-
Interest on shareholder loans	2,014	-	4,028	-
Accretion on shareholder loans	19,802	-	39,604	-
Accretion on decommissioning obligations	1,336	-	2,039	-
Operating cashflow before working capital movements	(5,797)	(39,338)	(13,709)	(103,116)
Change in non-cash working capital	13,721	(84,918)	(7,253)	188,938
	7,924	(124,256)	(20,962)	85,822

Financing activities
Proceeds from sale of shares (net)	-	-	-	1,625,630
	-	-	-	1,625,630

Investing activities
Net exploration and evaluation expenditure	(10,356)	(185,208)	(14,837)	(460,958)

Increase (decrease) in cash	(2,432)	(309,464)	(35,799)	1,250,494
Cash, beginning of period	38,753	1,588,509	72,120	28,551
Cash, end of period	$36,321	$1,279,045	$36,321	$1,279,045

The notes are an integral part of these condensed consolidated interim financial statements.

6

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2013 and 2012
(Unaudited)

1.	Reporting entity:

Australian-Canadian Oil Royalties Ltd. was incorporated April 28, 1997 in British Columbia, Canada. On October 1, 2013, Australian-Canadian Oil Royalties Ltd. amalgamated with International TME Resources Inc. and was renamed Chelsea Oil and Gas Ltd. (“Chelsea” or the “Company”). The address of the Company’s head office is 3200, 500-4th Ave SW, Calgary, AB Canada.

The Company’s business plan is the exploration and development of the Company’s working interest properties in Australia. The Company also holds and acquires and sells overriding royalty interests in Australia. Currently, revenue relates to royalties earned on overriding royalty interests held by the Company.

2.	Going concern:

The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company’s properties are principally in the exploration and development stage and, as a result, the Company has minimal sources of operating cash flow. The continued exploration and development of the Company’s properties depends on the ability of the Company to obtain financing. At June 30, 2013, the Company has minimal sources of operating cash flow and an accumulated deficit of $4.0 million. At June 30, 2013 the Company has a working capital deficit of $4.38 million. These conditions cast doubt on the Company’s ability to continue as a going concern.

Additional funds will be required to explore and develop the Company’s properties and to place them into commercial production. The only source of future funds presently available to the Company is through the issuance of share capital, or by the sale of an interest in any of its working and royalty interests in whole or in part. The ability of the Company to arrange such financing or sale of an interest in the future will depend in part upon the prevailing market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company or at all. If additional financing is raised through the issuance of shares, control of the Company may change and shareholders may suffer dilution. If adequate financing is not available, the Company may be required to delay, reduce the scope of, or eliminate one or more exploration activities or relinquish rights to certain of its interests.

The amounts shown as plant, property and equipment and exploration and evaluation assets represent acquisition costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for plant, property and equipment and exploration and evaluation assets is dependent upon the discovery of economically recoverable plant, property and equipment and exploration and evaluation assets reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its plant, property and equipment and exploration and evaluation assets, and on future profitable production or proceeds from the disposition of the plant, property and equipment and exploration and evaluation interests. The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. The appropriateness of the going concern basis is dependent upon the events and circumstance outlined above.

7

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2013 and 2012
(Unaudited)

3.	Basis of preparation:

	a)	Statement of compliance:

These financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, on a going concern basis. They follow the same accounting policies as the annual financial statements for the years ended December 31, 2013 and 2012 which were the first years the company reported under IFRS.

These financial statements do not contain all disclosures required by IFRS for annual financial statements and, accordingly, should be read in conjunction with the annual consolidated financial statements and notes thereto for the year ended December 31, 2013. The condensed consolidated financial statements were approved and authorized for issuance by the Board of Directors on February 16, 2015.

	b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis. The Company’s accounting policies have been applied consistently to all periods presented in these consolidated financial statements. The Company conducts the majority of its operations with others. These financial statements reflect the Company’s proportionate interest in joint operations.

	c)	Functional and presentation currency:

These consolidated financial statements are expressed in US dollars (“$” or “US$”), which is the

Company’s functional currency. The Company’s wholly owned subsidiaries Cooper-Eromanga Oil Inc. and Chelsea Oil Australia Pty have a functional currency of Australian dollars (“A$” or “AUD”).

	d)	Use of estimates and judgments:

The preparation of the condensed consolidated financial statements in conformity with IFRS requires management to make estimates and use judgment regarding the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future periods could require a material change in the financial statements. Accordingly, actual results may differ from the estimated amounts as future confirming events occur.

4.	Cash and restricted cash:

At June 30, 2013 the Company held cash of $36,321 (2012 – $72,120). Cash at banks earn interest atfloating rates based on daily bank deposit rates. Short term deposits are made for varying periods of between one day and three months, depending on the cash requirements of the Company, and earn interest at the respective short term deposit rates.

At June 30, 2013, the Company held restricted cash of $0.21 million (2012 – $0.21 million). Restricted cash is cash held on deposit with a chartered Australian bank which will be returned to the Company when it satisfies the capital commitments pertaining to the licenses.

8

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2013 and 2012
(Unaudited)

5.	Shareholder loans:

	June 30	December 31
	2013	2012
Loans on acquisition of Surat (note 9)	$2,960,396	$2,960,396
Accretion on shareholder loan	39,604	-
Accrued and unpaid interest thereon	-	-
Loan to fund deposits	134,250	134,250
Accrued and unpaid interest thereon	26,562	20,521
	$3,160,812	$3,115,167

The $3.0 million loan bears interest at 8% and matures on February 28, 2015.

During 2011, the Company borrowed $218,500 from two stockholders to fund the deposit for one of its exploration concessions in Australia. In the third quarter of 2012, $109,250 plus accrued interest of $6,958 was repaid. The remaining balance of $134,250 accrues interest at 12% per annum.

6.	Property, Plant and Equipment:

Cost or deemed cost
Balance at January 1, 2012, December 31, 2012 and June 30, 2013	S	453,999

Accumulated depletion and depreciation
Balance at January 1, 2012		$-
Depletion and depreciation expense		25,844
Balance at December 31, 2012		$25,844
Depletion and depreciation expense		4,600
Balance at June 30, 2013		$30,444

Net book value
As at January 1, 2012		$453,999
As at December 31, 2012		428,155
As at June 30, 2013		$423,555

At June 30, 2013 the Company’s property, plant and equipment is comprised primarily of its overriding royalty interests in Australia. These interests are currently the Company’s only revenue generating asset.

9

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2013 and 2012
(Unaudited)

7.	Exploration and evaluation assets:

Balance at January 1, 2012	$508,811
Acquisitions	8,228,212
Additions	1,293,746
Balance at December 31, 2012	$10,030,769
Additions	784,309
Capitalized general and administrative costs	101,975
Balance at June 30, 2013	$10,917,053

Intangible exploration and evaluation assets consist of the Company’s exploration projects which are pending the determination of proven or probable reserves, or pending the decision by the Company to elect to proceed with the development of a project.

8.	Share capital:

	a)	Authorized:

Unlimited number of common shares with no par value.
Unlimited number of preferred shares, of which none have been issued.

	b)	Issued and outstanding:

	Number of
	shares	Amount
Balance at January 1, 2012	22,705,680	$4,116,877
Issued to acquire exploration and evaluation assets	21,780,935	4,791,805
Issued for cash	5,473,385	1,915,684
Share issue costs	-	(290,054)
Balance at December 31, 2012 and June 30, 2013	49,960,000	$10,534,312

c)	Stock option plan:

Pursuant to resolutions of the board of directors of the Company dated January 9, 2013, the Company established a stock option plan for its directors, officers, consultants and employees under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding shares of the Company. At June 30, 2013 no options have been issued under this plan.

10

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2013 and 2012
(Unaudited)

d)	Warrants:

On January 9, 2013, the Company issued 5.0 million warrants to directors, officers and consultants. These performance warrants have an exercise price of $0.25 per warrant, but are only exercisable if the share price of the Company exceeds $1.00 per share for ten consecutive trading days, with a minimum of 100,000 shares traded over the same period. The fair value of these warrants was estimated to be $254,938 using the Black-Scholes pricing model based on a volatility of 98%, risk-free interest rate of 1.5%, expected life of 2 years and no dividend yield.

	Number of
	warrants	Amount
Balance at January 1, 2013	-	$-
Issued	5,000,000	254,938
Balance at June 30, 2013	5,000,000	$254,938

e)	Loss per share:

Basic per share amounts are calculated using the weighted average number of shares outstanding of 49,960,000 for the three and six month periods ended June 30, 2013 (2012 – 49,960,000). In computing diluted per share amounts, all of the Company’s outstanding warrants were excluded from the calculation of the weighted average number of common shares outstanding as they were anti-dilutive.

9.	Finance expense:

	Three months	Three months	Six months	Six months
	ended June 30	ended June 30	ended June 30	ended Sept 30
	2013	2012	2013	2012
Interest expense	$2,014	$4,240	$4,028	$10,803
Accretion on shareholder loans	19,802	-	39,604	-
Accretion on decommissioning liability	704	-	2,039	-
Net finance expense	$22,520	$4,240	$45,671	$10,803

11

10.	Decommissioning liability:

The Company’s decommissioning liability results from the ownership interest in oil and natural gas assets. The Company has estimated the net present value of the decommissioning liability to be $470,523 as at June 30, 2013 (2012 - $468,454) based on an undiscounted inflation-adjusted total future liability of A$671,718. These payments are expected to be made over the next 25 years with the majority of costs to be incurred between 2024 and 2029. At June 30, 2013, the liability has been calculated using an inflation rate of 3.0% (2012 – 3.0%) and discounted using a risk-free rate of 3.0% (2012 – 3.0%) .

Balance at January 1, 2013	$468,484
Accretion expense	2,039
Balance at June 30, 2013	$470,523

11.	Subsequent event:

Acquisition of International TME Resources Inc.

On October 1, 2013, the Company completed the acquisition of International TME Resources Inc. (“ITME”). Chelsea issued a total of 13,976,542 common shares to acquire all of the issued and outstanding shares of ITME. After giving effect to the acquisition, the Company has 64,005,607 common shares issued and outstanding.

12

APPENDIX B

AUDITED FINANCIAL STATEMENTS OF ITME FOR THE YEAR ENDED DECEMBER 31,
2012 AND WITH UNAUDITED COMPARATIVE FIGURES FOR THE YEAR ENDED
DECEMBER 31, 2011

KPMG LLP	Telephone (403) 691-8000
205 - 5th Avenue SW	Fax (403) 691-8008
Suite 3100, Bow Valley Square 2	www.kpmg.ca
Calgary AB
T2P 4B9

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of Chelsea Oil and Gas Ltd.

We have audited the accompanying financial statements of International TME Resources Inc. which comprise the statement of financial position as of December 31, 2012, the statements of comprehensive loss, changes in equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly in all material respects, the financial position of International TME Resources Inc. as at December 31, 2012, and its results of operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Chartered Accountants

March 31, 2015
Calgary, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

KPMG Confidential

International TME Resources Inc.

Financial Statements
For the year ended December 31, 2012 and with unaudited
comparative figures for the year ended December 31, 2011

International TME Resources Inc.
Financial Statements
For the year ended December 31, 2012 and with unaudited comparative figures for the year ended December 31, 2011

International TME Resources Inc.
Statements of Financial Position
(US Dollars)

		December 31	December 31
As at	Notes	2012	2011
			Unaudited
Current assets
Cash		$19,324	$76,158
Accounts receivable		4,250	-

Non-current assets
Plant, property and equipment	6	484,674	504,921

Assets		$508,248	$581,079

Liabilities
Current liabilities
Accounts payable		$220,846	$215,736
Due to related parties	9	-	30,012
Current liabilities		220,846	245,748

Shareholders' equity	7
Common stock (25,637,066 outstanding with no par value)		5,260,895	5,260,895
Contributed surplus		44,114	44,114
Accumulated deficit		(5,017,607)	(4,969,678)
Shareholders' equity		287,402	335,331

Shareholders' equity and liabilities		$508,248	$581,079

Commitments	11
Subsequent events	1, 7 (c), 12

The notes are an integral part of these financial statements.

Apporoved on behalf of the Board of Directors:

/s/ Bill Petrie Sr	/s/ Jesse Meidl
William Petrie Sr	Jesse Meidl

International TME Resources Inc.
Statements of Comprehensive Loss
(US Dollars)

		December 31	December 31
Year ended	Notes	2012	2011
			Unaudited

Revenues
Royalty income		$55,281	$60,976
		55,281	60,976
Expenses
General and administrative		82,526	282,582
Share-based compensation	7	-	124,114
Depletion	6	20,247	21,687
Finance expense		437	333
		103,210	428,716

Net loss and comprehensive loss		$47,929	$367,740

Net loss per share
(basic and diluted)	10	$0.00	$0.00

The notes are an integral part of these financial statements.

International TME Resources Inc.
Statements of Changes in Equity
(US Dollars)

		December 31	December 31
Year ended	Notes	2012	2011
			Unaudited
Share capital	7
Balance, beginning of year		$5,260,895	$4,645,895
Issued for cash		-	315,000
Shares issued for services		-	300,000
Balance, end of year		5,260,895	5,260,895

Contributed surplus	7
Balance, beginning of year		44,114	-
Share-based compensation		-	44,114
Balance, end of year		44,114	44,114

Accumulated deficit
Balance, beginning of year		(4,969,678)	(4,601,938)
Loss for the year		(47,929)	(367,740)
Balance, end of year		(5,017,607)	(4,969,678)

Total equity		$287,402	$335,331

The notes are an integral part of these financial statements.

International TME Resources Inc.
Statements of Cash Flows (US Dollars)

		December 31	December 31
	Notes	2012	2011
			Unaudited
Source (use) of cash

Operating activities
Net loss		$(47,929)	$(367,740)

Items not affecting cash
Depletion		20,247	21,687
Share-based compensation		-	124,114
Change in non-cash working capital		860	40,736
		(26,822)	(181,203)

Investing activities
Plant, property and equiment expenditure	6	-	200,000
Change in non-cash working capital		-	(200,000)
		-	-

Financing activities
Shares issued for cash		-	315,000
Due to related parties		(30,012)	(60,240)
		(30,012)	254,760

Increase (Decrese) in cash		(56,834)	73,557
Cash, beginning of year		76,158	2,601
Cash, end of year		$19,324	$76,158

The notes are an integral part of these financial statements.

International TME Resources Inc.
Notes to the Financial Statements
For the year ended December 31, 2012 and with unaudited comparative figures for the year ended December 31, 2011 (US Dollars)

1.	Reporting entity:

International TME Resources Inc. (“ITME” or the “Company”) was formed in July 1983 under the name of Termex Resources, Inc. in the Province of British Columbia, Canada. In January 1987, ITME changed its name to TME Resources Inc. and in July 1994, changed its name again to International TME Resources Inc.

The Company’s business plan is the exploration and development of the Company’s oil and gas properties in Australia. The Company also holds and acquires and sells overriding royalty interests in Australia. Current primary income sources are royalties earned on overriding royalty interests held by the Company.

On October 1, 2013, the Company was acquired by and amalgamated with Australian-Canadian Oil Royalties Ltd. and was renamed Chelsea Oil and Gas Ltd. (“Chelsea”) (note 12).

2.	Basis of preparation:

a)	Statement of compliance:

The financial statements of the Company have been prepared in accordance with United States Generally Accepted Accounting Principles (“USGAAP”). The financial statements were approved and authorized for issuance by the Board of Directors on March 31, 2015.

b)	Basis of preparation:

The financial statements have been prepared on the historical cost basis. The Company’s accounting policies have been applied consistently to all periods presented in these financial statements. The Company conducts the majority of its operations with others. These financial statements reflect the Company’s proportionate interest in joint operations.

c)	Functional and presentation currency:

These financial statements are expressed in US dollars (“$” or “US$”), which is the Company’s functional currency.

d)	Use of estimates and judgments:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management include: oil and natural gas reserves and related present value of future cash flows; depreciation, depletion, amortization and impairment (“DD&A”); timing of transfers from oil and gas properties not subject to amortization to the amortization base; asset retirement obligations; determining the value of the consideration transferred and the net identifiable assets acquired and liabilities assumed in connection with business combinations and income taxes. Although management believes these estimates are reasonable, changes in facts and circumstances or discovery of new information may result in revised estimates, and actual results may differ from these estimates.

International TME Resources Inc.
Notes to the Financial Statements
For the year ended December 31, 2012 and with unaudited comparative figures for the year ended December 31, 2011 (US Dollars)

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by the Company.

	a)	Jointly controlled operations and jointly controlled assets:

The Company’s oil and natural gas activities involve jointly controlled assets. The consolidated financial statements include the Company’s share of these jointly controlled assets and a proportionate share of the relevant revenue and related costs.

	b)	Foreign currency:

Transactions in foreign currencies are generally translated to the functional currency at the average exchange rate for the period. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the period end exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are carried at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary assets held at historical cost are not retranslated subsequent to initial recognition. Foreign currency differences arising on translation are recognized in earnings in the period in which they arise.

	c)	Financial instruments:

(i) Non-derivative financial instruments:

Non-derivative financial instruments comprise cash, accounts receivable, due to related parties and accounts payable and accrued liabilities. Non-derivative financial instruments are recognized initially at fair value. Subsequent to initial recognition non-derivative financial instruments are measured as described below. Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Cash and cash equivalents:

Cash and cash equivalents are comprised of cash on hand, term deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less.

International TME Resources Inc.
Notes to the Financial Statements
For the year ended December 31, 2012 and with unaudited comparative figures for the year ended December 31, 2011 (US Dollars)

Held for trading financial assets:

An instrument is classified as held for trading if it is held for trading or is designated as such upon initial recognition. Upon initial recognition attributable transaction costs are recognized in profit or loss when incurred. Financial instruments are measured at fair value and changes therein are recognized in profit or loss.

Other:

Other non-derivative financial instruments, such as accounts receivable, due to related parties and accounts payable and accrued liabilities, are measured at amortized cost using the effective interest method, less any impairment losses for financial assets.

(ii) Equity instruments:

Equity instruments including common shares, options and warrants are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects, if any.

d)	Property, plant and equipment:

ITME uses the full cost method of accounting for its investment in oil and natural gas properties as defined by the Securities and Exchange Commission (“SEC”). Under this method, the Company capitalizes all acquisition, exploration and development costs incurred for the purpose of finding oil and natural gas reserves, including salaries, benefits and other internal costs directly attributable to these activities. Costs associated with production and general corporate activities; however, are expensed as incurred. Under full cost accounting, separate cost centers are maintained for each country in which the Company might incur costs.

ITME computes depletion of oil and natural gas properties on a quarterly basis using the unit-of-production method based upon production and estimates of proved reserve quantities. Future development costs related to properties with proved reserves are also included in the amortization base for computation of depletion. The costs of unproved properties are excluded from the amortization until the properties are evaluated. The cost of exploratory dry wells is transferred to proved properties, and thus subject to amortization, immediately upon determination that a well is dry in those countries where proved reserves exist.

ITME performs a ceiling test calculation on a country-by-country basis each quarter in accordance with SEC Regulation S-X Rule 4-10. In performing its ceiling test and if applicable, the Company limits, on a country-by-country basis, the capitalized costs of proved oil and natural gas properties, net of accumulated depletion and deferred income taxes, to the estimated future net cash flows from proved oil and natural gas reserves discounted at 10%, net of related tax effects, plus the lower of cost or fair value of unproved properties. If such capitalized costs exceed the ceiling, the Company will record a write-down to the extent of such excess as a non-cash charge to net income. Any such write-down will reduce earnings in the period of occurrence and results in a lower DD&A rate in future periods. A write-down can not be reversed in future periods even though higher oil and natural gas prices may subsequently increase the ceiling.

ITME implemented the SEC final rule “Modernization of Oil and Gas Reporting” at December 31, 2009, and calculates future net cash flows by applying the un-weighted average of prices in effect on the first day of the month for the preceding 12 month period, adjusted for location and quality differentials.

International TME Resources Inc.
Notes to the Financial Statements
For the year ended December 31, 2012 and with unaudited comparative figures for the year ended December 31, 2011 (US Dollars)

Unproved properties are not depleted pending the determination of the existence of proved reserves. Costs are transferred into the amortization base on an ongoing basis as the properties are evaluated and proved reserves are established or impairment is determined. Unproved properties are evaluated quarterly to ascertain whether impairment has occurred. This evaluation considers, among other factors, seismic data, requirements to relinquish acreage, drilling results and activity, remaining time in the commitment period, remaining capital plans, and political, economic, and market conditions. During any period in which factors indicate impairment, the cumulative costs incurred to date for such property are transferred to the full cost pool and are then subject to amortization.

In exploration areas, related geological and geophysical (“G&G”) costs are capitalized in unproved property and evaluated as part of the total capitalized costs associated with a property. G&G costs related to development projects are recorded in proved properties and therefore subject to amortization as incurred.

Gains and losses on the sale or other disposition of oil and natural gas properties are not recognized, unless the gain or loss would significantly alter the relationship between capitalized costs and proved reserves of oil and natural gas attributable to a country.

e)	Financial assets impairment:

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in profit or loss. An impairment loss is reversed when there is a significant change in the underlying estimates or other objective evidence. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

f)	Business combinations:

The acquisition method of accounting is used to account for acquisitions of subsidiaries and assets that meet the definition of a business under USGAAP. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. The recognized amount of identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured mostly at fair value at the acquisition date. The excess of the cost of acquisition over the recognized amount of identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of acquisition is less than the recognized amount of the net assets of the subsidiary acquired, the difference is recognized immediately in earnings.

g)	Share based payments:

The grant date fair value of equity-settled options and warrants granted to employees is recognized as share-based compensation expense, with a corresponding increase in contributed surplus over the vesting period. Each tranche granted is considered a separate grant and is fair valued independently. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest.

International TME Resources Inc.
Notes to the Financial Statements
For the year ended December 31, 2012 and with unaudited comparative figures for the year ended December 31, 2011 (US Dollars)

h)	Asset retirement obligations:

ITME records the fair value of a liability for a legal obligation to retire an asset in the period in which the liability is incurred with an offsetting increase to the related oil and gas properties. The fair value of asset retirement obligations is measured by reference to the expected future cash outflows required to satisfy the retirement obligations discounted at the Company’s credit-adjusted risk-free interest rate. Accretion expense is recognized over time as the discounted liabilities are accreted to their expected settlement value, while the asset retirement cost is amortized over the estimated productive life of the related assets. The accretion of the asset retirement obligation and amortization of the asset retirement cost are included in DD&A. If estimated future costs of asset retirement obligations change, an adjustment is recorded to both the asset retirement obligation and oil and gas properties. Revisions to the estimated asset retirement obligation can result from changes in retirement cost estimates, revisions to estimated inflation rates and changes in the estimated timing of abandonment.

i)	Revenue:

Royalty income is recognized as it accrues in accordance with the terms of the overriding royalty agreements. Interest income is recognized as it is earned.

j)	Finance income and expenses:

Finance expense includes interest expense on borrowings, if any, accretion of the discount on provisions and transaction costs.

Finance income is recognized as it accrues in profit or loss, using the effective interest method.

k)	Per share amounts:

Basic loss per share is calculated by dividing the profit or loss attributable to common shareholders of the

Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as options granted to employees. The calculation assumes that the proceeds on exercise of options are used to repurchase shares at the current market price.

l)	Deferred taxes:

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences between financial accounting bases and tax bases of assets and liabilities. The tax benefits of tax loss carryforwards and other deferred tax benefits are recorded as an asset to the extent that management assesses the utilization of such assets to be more likely than not. When the future utilization of some portion of the deferred tax asset is determined not to be more likely than not, a valuation allowance is provided to reduce the recorded deferred tax assets.

m)	Segment reporting:

A segment is a distinguishable component of the Company that is engaged either in providing related products or services (business segment), or in providing products or services within a particular economic environment (geographic segment), which is subject to risks and returns that are different from those of other segments. The Company has one reportable segment, which comprises oil and gas exploration, development and production activities within Australia.

International TME Resources Inc.
Notes to the Financial Statements
For the year ended December 31, 2012 and with unaudited comparative figures for the year ended December 31, 2011 (US Dollars)

4.	Determination of fair values:

A number of the Company’s accounting policies and disclosures require the determination of fair value, both for financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The different levels of financial instrument valuation methods have been defined as follows:

Level 1 fair value measurements are based on unadjusted quoted market prices. Level 2 fair value measurements are based on valuation models and techniques where the significant inputs are derived from quoted indices. Level 3 fair value measurements are based on unobservable information.

The carrying value of cash, accounts receivables, due to related parties and accounts payable and accrued liabilities included in the consolidated statements of financial position approximate fair value due to the short term nature of those instruments.

The fair value of options is measured using a Black–Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility, expected dividends, and the risk–free interest rate.

5.	Financial risk management:

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production, and financing activities such as:

a)	Credit risk
b)	Liquidity risk
c)	Market risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.

The Board of Directors oversees managements’ establishment and execution of the Company’s risk management framework. Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

a)	Credit risk:

The Company is exposed to credit risk in relation to its cash and accounts receivable. The Company maintains cash with highly rated international banks and therefore considers these assets to have negligible credit risk.

International TME Resources Inc.
Notes to the Financial Statements
For the year ended December 31, 2012 and with unaudited comparative figures for the year ended December 31, 2011 (US Dollars)

The Company’s accounts receivable are with overriding royalty owners partners who are in the petroleum and natural gas business and are subject to normal credit risks. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each counter party. The Company routinely assesses the financial strength of its customers and joint venture partners. The Company’s maximum exposure to credit risk relates to its cash and cash equivalents and accounts receivable.

The Company’s operations are primarily in Australia.

b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically the Company ensures that it has sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters and political unrest. To achieve this objective, the Company prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary. As at December 31, 2012 the Company’s financial liabilities being accounts payable and accrued liabilities and shareholder loans are due within one year.

c)	Market risk:

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices and interest rates will affect the Company’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Interest rate risk:

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The due to related parties bears no interest. The effect of interest rate fluctuations would not have had a significant effect on the Company’s reported net loss for the years ended December 31, 2012 and 2011.

Commodity price risk:

Commodity price risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in commodity prices. Petroleum and natural gas prices are impacted by not only the relationship between the Australian and US dollar but also world economic events that dictate the levels of supply and demand. The Company will continually evaluate its exposure to commodity price risks, and if production and associated revenues increase, the Company will consider the use of derivatives and other instruments to mitigate its risk exposure.

Foreign currency risk:

Currency risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. The reporting and functional currency of the Company is US$. At December 31, 2012 the majority of the Company’s working capital deficit was denominated in US dollars

International TME Resources Inc.
Notes to the Financial Statements
For the year ended December 31, 2012 and with unaudited comparative figures for the year ended December 31, 2011 (US Dollars)

d)	Capital management:

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and to maintain a flexible capital structure which will allow it to pursue the development of its oil and gas properties. Therefore, the Company monitors the level of risk incurred in its oil and gas property expenditures relative to its capital structure. The Company considers its capital structure to include working capital and shareholders' equity. The Company monitors its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to any capital restrictions.

6.	Property, Plant and Equipment:

Cost
Balance at January 1, 2011	$326,608
Additions	200,000
Balance, December 31, 2012 and 2011	$526,608

Accumulated depletion and depreciation
Depletion and depreciation expense	$21,687
Balance at December 31, 2011	21,687
Depletion and depreciation expense	20,247
Balance at December 31, 2012	$41,934

Net book value
As at December 31, 2011	$504,921
As at December 31, 2012	$484,674

At December 31, 2012, the Company’s property, plant and equipment is comprised primarily of overriding royalty interests in Australia. These interests are currently the Company’s only revenue generating asset. On February 11, 2011 the Company acquired a right for a 50% working interest in ATP 582, which is classified as undeveloped land and not depreciated.

During 2011 and 2012, undeveloped lands totalling $200,000 were excluded from the depletable cost base.

International TME Resources Inc.
Notes to the Financial Statements
For the year ended December 31, 2012 and with unaudited comparative figures for the year ended December 31, 2011 (US Dollars)

7.	Share capital:

	a)	Authorized:

50,000,000 common shares with no par value

	b)	Issued and outstanding:

	Number of
	shares	Amount
Balance at January 1, 2011	19,477,066	$4,645,896
Issued for services	4,900,000	300,000
Issued for cash	1,260,000	315,000
Balance at December 31, 2012 and 2011	25,637,066	$5,260,896

No shares were issued for the year ended December 31, 2012. During 2011, shares were issued to officers, directors and consultants at a deemed value of $0.05 or $0.25 which was based on the share price at the time of the grant. Shares were also issued to arms length investors at a price of $0.25 per share.

c)	Stock option plan:

On February 9, 2011 the Company granted a total of 1,700,000 options to officers, directors and consultants. The options were granted at an exercise price of $0.05 per option, vested immediately and carried a two year term expiring February 9, 2013. In calculating share-based compensation, the fair value of these options was estimated to be $44,114 using the Black-Scholes pricing model based on a volatility of 98%, risk-free interest rate of 1.5%, expected life of 2 years, no forfeiture and no dividend yield.

The following table summarizes the Company’s outstanding options as at December 31, 2012:

		Weighted
	Number of	average
	options	exercise price
Balance at January 1, 2011	-	$-
Granted	1,700,000	0.05
Balance at December 31, 2012 and 2011	1,700,000	$0.05

All options expired out of the money on February 9, 2013.

International TME Resources Inc.
Notes to the Financial Statements
For the year ended December 31, 2012 and with unaudited comparative figures for the year ended December 31, 2011 (US Dollars)

8.	Income taxes:

Income tax expense differs from the amount that would result from applying the Canadian income tax rates to the loss before income taxes. The reconciliation of the provision for income taxes to the expected tax provision based on the loss for the year multiplied by the statutory tax rate of 25% for fiscal years 2012 and 2011 is as follows:

	December 31	December 31
	2012	2011
Net loss before tax	$(47,929)	$(367,740)
Combined tax rate	25.0%	25.0%
Expected income tax benefit	$(11,982)	$(91,935)
Increase (decrease) resulting from:
Share-based compensation	-	31,029
Change in valuation allowance	11,982	60,906

Provision for income taxes	$-	$-

The significant components of the Company’s deferred tax assets as of December 31, 2012 and 2011 are as follows:

	2012		2011
Property, plant and equipment	$432,884	$	$ 427,882
Non-capital losses (expire 2014 to 2032)	447,107		440,187
Gross deferred income tax asset	879,991		868,069
Less: tax benefits not recognized	(879,991)		(868,069)

Net deferred income tax asset	$-		$-

In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which the use of such net operating losses are allowed. Among other items, management considers the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income.

9.	Related party transactions:

During 2011, $30,012 was advanced by an Officer of the Company for general and administrative costs incurred during the year. These advances carried no interest, and were repaid in full during 2012. During 2010, $60,240 was advanced by an Officer of the Company for general and administrative costs incurred during the year. These advances carried no interest, and were repaid in full during 2011.

International TME Resources Inc.
Notes to the Financial Statements
For the year ended December 31, 2012 and with unaudited comparative figures for the year ended December 31, 2011 (US Dollars)

10.	Loss per share:

Basic per share amounts are calculated using the weighted average number of shares outstanding of 25,637,066 for the year ended December 31, 2012 (2011 – 24,265,238). In computing diluted per share amounts, all of the Company’s outstanding options were excluded from the calculation of the weighted average number of common shares outstanding as they were anti-dilutive.

11.	Commitments:

The Company holds a 50% working interest in an oil and gas exploration concession in Queensland, Australia. The concession carries a work commitment of $11.1 million Australian dollars which was to be incurred before August 2016 (see note 12 (b)).

12.	Subsequent events

	a)	Amalgamation with Australian-Canadian Oil Royalties Ltd.

On October 1, 2013, the Company was acquired by and amalgamated with Australian-Canadian Oil Royalties Ltd. and was renamed Chelsea Oil and Gas. Shareholders of the Company received 0.5431 shares of Chelsea for each ITME share held for a total of 13,976,542 Chelsea shares being issued to acquire the Company.

	b)	Two-year expenditure extension for Queensland, Australia

On June 16, 2014, Chelsea announced that it has received a two-year extension for its Queensland, Australia concession, so that the $11.1 million Australian dollar commitment is now required to be incurred prior to August 2018.

APPENDIX C

UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS OF ITME FOR THE THREE
AND SIX MONTH PERIODS ENDED JUNE 30, 2013

International TME Resources Inc.

Condensed Interim Financial Statements

As at and for the three and six month periods ended June 30,
2013 and 2012

(Unaudited)

International TME Resources Inc.
Notes to the Condensed Interim Financial Statements
As at and for the three and six month periods ended June 30, 2013 and 2012 (Unaudited)
(US Dollars)

Condensed Interim Statements of Financial Position	3
Condensed Interim Statements of Comprehensive Loss	4
Condensed Interim Statements of Changes in Equity	5
Condensed Interim Statements of Cash Flows	6
Notes to the Condensed Interim Financial Statements	7 - 10

International TME Resources Inc.
Condensed Interim Statements of Financial Position (Unaudited)
(US Dollars)

		June 30	December 31
As at	Notes	2013	2012

Current assets
Cash	3	$24,289	$19,323
Accounts receivable		-	4,250

Non-current assets
Plant, property and equipment	4	475,223	484,674

Assets		$499,512	$508,247

Liabilities
Current liabilities
Accounts payable		$226,024	$220,846

Shareholders' equity	5
Common stock		5,323,895	5,260,895
Contributed surplus		44,114	44,114
Accumulated deficit		(5,094,521)	(5,017,607)
Shareholders' equity		273,488	287,402

Shareholders' equity and liabilities		$499,512	$508,247

Subsequent events	6

The notes are an integral part of these condensed interim financial statements.

3

International TME Resources Inc.
Condensed Interim Statements of Comprehensive Loss (Unaudited)
(US Dollars)

	3 Months Ended		3 Months Ended	6 Months Ended	6 Months Ended
	Notes	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

Revenues
Royalty income		$17,432	$10,754	$30,659	$27,255
		17,432	10,754	30,659	27,255
Expenses
General and administrative		43,368	20,829	57,825	47,565
Depletion	4	4,726	5,062	9,451	10,123
Finance expense		150	136	295	154
		48,244	26,027	67,572	57,842

Net loss and comprehensive loss		$30,812	$15,273	$36,913	$30,587

Net loss per share
(basic and diluted)	5	$0.00	$0.00	$0.00	$0.00

The notes are an integral part of these condensed interim financial statements.

4

International TME Resources Inc.
Condensed Interim Statements of Changes in Equity (Unaudited)
(US Dollars)

		6 Months Ended	6 Months Ended
	Notes	June 30, 2013	June 30, 2012

Share capital	5
Balance, beginning of period		$5,260,895	$5,260,895
Shares issued for services		23,000	-
Balance, end of period		5,283,895	5,260,895

Contributed surplus	5
Balance, beginning and end of period		44,114	44,114

Accumulated deficit
Balance, beginning of period		(5,017,607)	(4,969,678)
Loss for the period		(36,913)	(30,587)
Balance, end of period		(5,054,521)	(5,000,265)

Total equity		$273,488	$304,745

The notes are an integral part of these condensed interim financial statements.

5

International TME Resources Inc.
Condensed Interim Statements of Cash Flows (Unaudited)
(US Dollars)

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

Source (use) of cash

Operating activities
Net loss	$(30,812)	$(15,273)	$(36,913)	$(30,587)

Items not affecting cash
Depletion	4,726	5,062	9,451	10,123
Shares issued for services	23,000	-	23,000	-
Change in non-cash working capital	5,065	-	9,428	-
	1,978	(10,211)	4,966	(20,464)

Financing activities
Due to related parties	-	(4,082)	-	(20,582)

Increase in cash	1,978	(14,293)	4,966	(41,046)
Cash, beginning of period	22,311	49,406	19,323	76,159
Cash, end of period	$24,289	$35,113	$24,289	$35,113

The notes are an integral part of these condensed interim financial statements.

6

International TME Resources Inc.
Notes to the Condensed Interim Financial Statements
As at and for the three and six month periods ended June 30, 2013 and 2012 (Unaudited)
(US Dollars)

1.	Reporting entity:

International TME Resources Inc. (“ITME” or the “Company”) was formed in July 1983 under the name of Termex Resources, Inc. in the Province of British Columbia, Canada. In January 1987, ITME changed its name to TME Resources Inc. and in July 1994, changed its name again to International TME Resources Inc.

The Company’s business plan is the exploration and development of the Company’s working interest properties in Australia. The Company also holds and acquires and sells overriding royalty interests in Australia. Current primary income sources are royalties earned on overriding royalty interests held by the Company.

On October 1, 2013, the Company was acquired by and amalgamated with Australian-Canadian Oil Royalties Ltd. and was renamed Chelsea Oil and Gas Ltd. (“Chelsea”) (note 6).

2.	Basis of preparation:

	a)	Statement of compliance:

These interim financial statements of the Company have been prepared in accordance with United States Generally Accepted Accounting Principles (“USGAAP”), on a going concern basis. They follow the same accounting policies as the annual financial statements. They do not contain all disclosures required by USGAAP for annual financial statements and, accordingly, should be read in conjunction with the annual consolidated financial statements and notes thereto for the year ended December 31, 2012. The financial statements were approved and authorized for issuance by the Board of Directors on March 31, 2015.

	b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis. The Company’s accounting policies have been applied consistently to all periods presented in these consolidated financial statements. The Company conducts the majority of its operations with others. These financial statements reflect the Company’s proportionate interest in joint operations.

	c)	Functional and presentation currency:

These consolidated financial statements are expressed in US dollars (“$” or “US$”), which is the Company’s functional currency.

	d)	Use of estimates and judgments:

The preparation of the condensed consolidated financial statements in conformity with USGAAP requires management to make estimates and use judgment regarding the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future periods could require a material change in the financial statements. Accordingly, actual results may differ from the estimated amounts as future confirming events occur.

7

International TME Resources Inc.
Notes to the Condensed Interim Financial Statements
As at and for the three and six month periods ended June 30, 2013 and 2012 (Unaudited)
(US Dollars)

3.	Cash:

At June 30, 2013 the Company held cash of $24,289 (2012 – $19,323). Cash at banks earn interest at floating rates based on daily bank deposit rates. Short term deposits are made for varying periods of between one day and three months, depending on the cash requirements of the Company, and earn interest at the respective short term deposit rates.

4.	Plant, Property and Equipment:

Cost
Balance at January 1, 2011	$326,608
Additions	200,000
Balance, December 31, 2012 and June 30, 2013	$526,608

Accumulated depletion and depreciation
Depletion and depreciation expense	$21,687
Balance at December 31, 2011	21,687
Depletion and depreciation expense	20,247
Balance at December 31, 2012	$41,934
Depletion and depreciation expense	9,451
Balance at June 30, 2013	$51,385

Net book value
As at December 31, 2012	$484,674
As at June 30, 2013	$475,223

At June 30, 2013, the Company’s plant, property and equipment is comprised primarily of its overriding royalty interests in Australia. These interests are currently the Company’s only revenue generating asset. On February 11, 2011 the Company acquired a right for a 50% working interest in ATP 582, which is classified as undeveloped land and not depreciated.

8

International TME Resources Inc.
Notes to the Condensed Interim Financial Statements
As at and for the three and six month periods ended June 30, 2013 and 2012 (Unaudited)
(US Dollars)

5.	Share capital:

	a)	Authorized:

50,000,000 common shares with no par value

	b)	Issued and outstanding:

	Number of
	shares	Amount
Balance at January 1, 2011	19,477,066	$4,645,896
Issued for services	4,900,000	300,000
Issued for cash	1,260,000	315,000
Balance at December 31, 2012	25,637,066	$5,260,896
Issued for services	100,000	23,000
Balance at June 30, 2013	25,737,066	$5,283,896

During 2013, shares were issued to officers, directors and consultants at a deemed value of $0.23 which was based on the share price at the time of the grant.

c)	Stock option plan:

On February 9, 2011 the Company granted a total of 1,700,000 options to officers, directors and consultants. The options were granted at an exercise price of $0.05 per option, vested immediately and carried a two year term expiring February 9, 2013. In calculating share-based compensation, the fair value of these options was estimated to be $44,114 using the Black-Scholes pricing model based on a volatility of 0.98%, risk-free interest rate of 1.5%, expected life of 2 years, no forfeiture and no dividend yield.

The following table summarizes the Company’s outstanding options as at June 30, 2013:

		Weighted
	Number of	average
	options	exercise price
Balance at January 1, 2011	-	$-
Granted	1,700,000	0.05
Balance at December 31, 2012	1,700,000	$0.05
Expired	(1,700,000)	0.05
Balance at June 30, 2013	-	$-

d)	Loss per share:

Basic per share amounts are calculated using the weighted average number of shares outstanding of 25,679,055 for the six month period ended June 30, 2013. Basic per share amounts are calculated using the weighted average number of shares outstanding of 25,441,011 for the three month period ended June 30, 2013 (three and six month periods ended June 30, 2012 – 25,637,066). In computing diluted per share amounts, all of the Company’s outstanding options were excluded from the calculation of the weighted average number of common shares outstanding as they were anti-dilutive.

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International TME Resources Inc.
Notes to the Condensed Interim Financial Statements
As at and for the three and six month periods ended June 30, 2013 and 2012 (Unaudited)
(US Dollars)

6.	Subsequent events:

	a)	Amalgamation with Australian-Canadian Oil Royalties Ltd.

On October 1, 2013, the Company was acquired by and amalgamated with Australian-Canadian Oil Royalties Ltd. and was renamed Chelsea Oil and Gas. Shareholders of the Company received 0.5431 shares of Chelsea for each ITME share held for a total of 13,976,542 Chelsea shares being issued to acquire the Company.

	b)	Two-year expenditure extension for Queensland, Australia

On June 16, 2014, Chelsea announced that it has received a two-year extension for its Queensland, Australia concession, so that the $11.1 million Australian dollar commitment is now required to be incurred prior to August 2018.

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APPENDIX D

UNAUDITED PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS OF CHELSEA FOR
THE SIX MONTH PERIOD ENDED JUNE 30, 2013 AND FOR THE YEAR ENDED
DECEMBER 31, 2012

Chelsea Oil and Gas Ltd.

Pro-forma Consolidated Financial Statements

As at and for the 6 month period ended June 30, 2013 and for the year ended December 31, 2012

(Unaudited)

Chelsea Oil and Gas Ltd.
Pro-forma Consolidated Statements of Financial Position (Unaudited)
(US Dollars)

					Proforma
As at June 30, 2013	Notes	Chelsea	ITME	Adjustments	Chelsea

Current assets
Cash	2a	$36,321	$24,289	$-	$60,611
Accounts receivable	2a	21,458	-	-	21,458
Current assets		57,779	24,289	-	82,068

Restricted cash		209,740	-	-	209,740
Plant, property and equipment	2a	423,555	475,223	582,873	1,481,651
Exploration and evaluation assets	2a	10,917,053	-	2,853,968	13,771,022
Non-current assets		11,550,348	475,223	3,436,841	15,462,413

Assets		$11,608,127	$499,512	$3,436,841	$15,544,481

Liabilities
Current liabilities
Shareholder loans		$3,160,812	$-	$-	$3,160,812
Trade and other payables	2a	999,595	226,024	215,876	1,441,495
Current liabilities		4,160,407	226,024	215,876	4,602,308

Decommissioning liabilities		470,523	-	-	470,523

Shareholders' equity
Common stock	2a, 2b	10,534,312	5,323,895	(1,829,442)	14,028,765
Warrants		254,938	-	-	254,938
Contributed surplus	2b	176,752	44,114	(44,114)	176,752
Accumulated deficit	2b	(4,007,701)	(5,094,521)	5,094,521	(4,007,701)
Accumulated other comprehensive
income		18,896	-	-	18,896
Shareholders' equity		6,977,197	273,488	3,220,965	10,471,650

Shareholders' equity and liabilities		$11,608,127	$499,512	$3,436,841	$15,544,481

The notes are an integral part of the pro-forma consolidated financial statements.

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Chelsea Oil and Gas Ltd.
Proforma Consolidated Statement of Net Loss (Unaudited)
(US Dollars)

For the 6 month period ended June 30,					Proforma
2013	Notes	Chelsea	ITME	Adjustments	Chelsea

Revenues
Royalty income		$27,212	$30,659	$-	$57,871
		27,212	30,659	-	57,871
Expenses
General and administrative		37,190	57,825	-	95,015
Share-based compensation		152,963	-	-	152,963
Depletion	2c	4,600	9,451	13,789	27,840
Finance expense		45,671	295	-	45,966
		240,424	67,572	13,789	321,784

Net loss before tax		213,212	36,913	13,789	263,913
Deferred and current income tax expense		1,691	-	-	1,691
Net loss		$214,903	$36,913	$13,789	$265,604

The notes are an integral part of the pro-forma consolidated financial statements.

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Chelsea Oil and Gas Ltd.
Proforma Consolidated Statement of Net Loss (Unaudited)
(US Dollars)

For the year ended					Proforma
December 31, 2012	Notes	Chelsea	ITME	Adjustments	Chelsea

Revenues
Royalty income		$79,325	$55,281	$-	$134,606
		79,325	55,281	-	134,606
Expenses
General and administrative		396,848	82,526	-	479,374
Depletion	2c	25,844	20,247	27,578	73,668
Finance expense		23,010	437	-	23,447
Foreign exchange loss (gain)		(1,244)	-	-	(1,244)
		444,458	103,210	27,578	575,246

Net loss before tax		365,133	47,928	27,578	440,639
Deferred and current income tax expense		17,822	-	-	17,822
Net loss		382,955	47,928	27,578	458,461

The notes are an integral part of the pro-forma consolidated financial statements.

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Chelsea Oil and Gas Ltd.
Notes to the Pro-forma Consolidated Financial Statements
(US Dollars)

1.	Basis of presentation:

The pro–forma consolidated financial statements of Chelsea Oil and Gas Ltd. (“Chelsea” or the "Company") have been prepared by management to give effect to the acquisition of International TME Resources Inc. (“ITME”). ITME is involved in oil and gas exploration in Australia. The pro–forma financial statements have been prepared from information derived from the December 31, 2012 audited financial statements of the Company and ITME, the June 30, 2013 unaudited financial statements of Chelsea and ITME and the assumptions set out in the accompanying notes to this pro-forma. In the opinion of management, the pro–forma financial statements include all adjustments necessary for fair presentation.

The pro–forma consolidated financial statements are not indicative of the financial position or the results of operations of Chelsea which will be obtained upon completion of the acquisition of ITME (the "Acquisition"). In preparing the pro–forma consolidated financial statements, no adjustments have been made to reflect any operating or administrative cost savings that may result from the operations of the consolidated assets.

Accounting policies used in the preparation of the pro–forma financial statements are in accordance with those disclosed in the Company’s audited financial statements as at December 31, 2013. The Company prepares its financial statements in accordance with IFRS whilst ITME applied US GAAP. Management reviewed ITME’s financial statements to identify US GAAP to IFRS differences that would be material to the pro-forma consolidated results. The only significant difference related to ITME’s use of full-cost accounting under US GAAP. However the application of purchase accounting eliminated any policy differences in the pro-forma statement of financial position. Depletion expense, on a pro-forma basis, was adjusted to comply with Chelsea’s policy and to incorporate the increased value assigned in the purchase equation.

The pro–forma statements should be read in conjunction with the financial statements of Chelsea and ITME referred to in the first paragraph.

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Chelsea Oil and Gas Ltd.
Notes to the Pro-forma Consolidated Financial Statements
(US Dollars)

2.	Pro-forma adjustments:

	(a)	Corporate Acquisition

Net assets acquired at assigned values:	ITME
Exploration and evaluation assets	$2,853,968
Plant, property and equipment	1,058,096
Working capital deficiency (i)	(417,611)
Net assets acquired	$3,494,453

Financed by:
Shares issued to acquire ITME (13,977,811 Chelsea shares)	$3,494,453
Consideration	$3,494,453

(i) The working capital deficit has been increased by approximately $0.2 million to reflect the increase in the deficit within ITME from June 30, 2013 to October 1, 2013, being the closing date of the acquisition.

(b)	The book value of ITME’s assets and liabilities are adjusted to reflect their fair value and the related deficit and shareholders’ equity accounts were eliminated.

(c)	The depletion expense was increased to reflect the increase in the carrying value of the acquired oil and gas properties and to align the depletion expense to the Company’s policy.

3.	Per share amounts:

Pro-forma net loss per share has been calculated using the pro-forma weighted average number of ITME shares outstanding as follows:

Chelsea weighted average shares outstanding	49,960,000
Warrants outstanding	5,000,000
Shares issued to acquired ITME	13,977,811
Pro-forma weighted average shares outstanding	68,937,811

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